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                                                                  Schedule 13E-3
                                                        Seven J Stock Farm, Inc.
                                                        Item 16, Exhibit (c) (6)


                                [HFBE LETTERHEAD]


June 24, 2003

Mr. John R. Parten
Chief Executive Officer & President
16945 Northchase Drive, Suite 1800
Houston, Texas 77060

Dear Randy:

We have reviewed the restated Form 10-KSB, for the year ended October 31, 2002 and restated Form 10-QSB, for the three months ended January 31, 2003 for Seven J Stock Farm, Inc. It is our understanding that the restatements are solely the result of accounting method revisions and have no effect on the overall business of the company.

Based on our review, we have concluded the following:

1.    The revision to the income statement did not change operating cash flow.
2. The revisions to the balance sheet resulted in an increase of $39,000 to our previously calculated net asset value, which is less than one-half of one percent of the total value.
3. During the first quarter of 2003, both revenues and operating cash flow declined from the first quarter of 2002 and operating cash flow was negative.

Therefore, we have concluded that there is no material change that would affect our valuation of the company or the conclusion from our fairness opinion issued on October 29, 2002 and as amended February 14, 2003.

Sincerely,

/s/ Ronald L. Latta, Jr.

Ronald L. Latta, Jr.
Managing Director


Cc: Adrienne Bond